SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
12/23/2021


1. NAME OF REPORTING PERSON
Bulldog Investors, LLP


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
5,000

8. SHARED VOTING POWER
311,184

9. SOLE DISPOSITIVE POWER
5,000
_______________________________________________________

10. SHARED DISPOSITIVE POWER
311,184


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
316,184 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
4.84%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
5,000

8. SHARED VOTING POWER
517,337

9. SOLE DISPOSITIVE POWER
5,000
_______________________________________________________

10. SHARED DISPOSITIVE POWER
517,337


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
522,337 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.00%



14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
5,000

8. SHARED VOTING POWER
517,337

9. SOLE DISPOSITIVE POWER
5,000
_______________________________________________________

10. SHARED DISPOSITIVE POWER
517,337


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
522,337 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
8.00%



14. TYPE OF REPORTING PERSON

IN

___________________________________________________________


Item 1. SECURITY AND ISSUER

TThis statement constitutes Amendment #1 to the schedule 13d filed December 10, 2021. Except as specifically set forth herein, the Schedule 13d remains unmodified.




ITEM 4. PURPOSE OF TRANSACTION
Letter was sent to the company. See exhibit A.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the company fact sheet published on 12/9/2021 there were 6,530,000 shares of common stock outstanding as of 10/31/2021. The percentages set forth herein were derived using such number. Phillip Goldstein and Andrew Dakos own Bulldog Investors, LLP, a registered investment advisor.
As of December 27, 2021 Bulldog Investors, LLP is deemed to be the beneficial owner of 316,184 shares of TPZ (representing 4.84% of TPZ's outstanding shares) solely by virtue of Bulldog Investors LLP's power to direct the vote of,and dispose of, these shares.
Such shares are also beneficially owned by clients of Bulldog Investors, LLP who are not members of any group.

As of December 27, 2021, each of Messrs. Goldstein and Dakos is deemed to be the beneficial owner of 522,337 shares of TPZ (representing 8.00% of TPZ's outstanding shares) by virtue of their power to direct the vote of, and dispose of, these shares.

(b)Bulldog Investors,LLP has sole power to dispose of and vote 5,000 shares. Bulldog Investors, LLP has shared power to dispose of and vote 311,184 shares. Certain of Bulldog Investors, LLP's clients (none of whom beneficially own more than 5% of TPZ's shares) share this power with Bulldog Investors, LLP. Messrs. Goldstein and Dakos are partners of Bulldog Investors, LLP. Messrs. Goldstein and Dakos have shared power to dispose of and vote an additional 206,153 shares.


c) Since the last filing on 12/10/21 the following shares of TPZ were bought.

Date		Shares			Price
12/10/21	1,285			13.2500


d) Clients of Bulldog Investors, LLP and a closed-end investment fund for which Messrs. Goldstein and Dakos have investment and voting authority are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 12/28/21

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Bulldog Investors, LLP
By: /s/ Andrew Dakos
Andrew Dakos, Partner

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.




Exhibit A:


   Special Opportunities Fund, Inc. 615 East Michigan Street, Milwaukee,
   WI 53202

                                           December 23, 2021

P. Bradley Adams
Chief Executive Office
Tortoise Power and Energy Infrastructure Fund, Inc.
5100 W. 115th Place
Leawood, Kansas 66211

Dear Mr. Adams:

This is in reply to your letter dated December 20, 2021 in which you assert that the proposal we submitted does not comply with certain requirements of Rule 14a-8. I am embarrassed to admit that I was not aware of the changes to Rule 14a-8 that were adopted in September 2020. Now that I am aware of them, please be advised that we would like to withdraw our original letter and proposal and we hereby submit the revised proposal and supporting statement italicized below pursuant to Rule 14a-8 for inclusion in management's proxy materials for the next meeting of stockholders for which this proposal is timely submitted.

Special Opportunities Fund is the beneficial owner of shares of Tortoise Power and Energy Infrastructure Fund, Inc. (TPZ) with a value in excess of $25,000.00 and has held them continuously for more than one year.
We plan to continue to hold them through the next meeting of shareholders. A letter verifying our continuous ownership accompanies this letter.

I am currently available to meet with a representative of TPZ via teleconference (or in person but only in the New York City area) any time between 9 am and 5 pm Central Time on any business day from January 3, 2022 to January 14, 2022 but not January 4th after
12:30 pm CT or January 7th between noon and 2 pm CT.

         	    *******

RESOLVED: The shareholders of Tortoise Power and Energy Infrastructure Fund, Inc. (the Fund) request that the Board of Directors authorize a self-tender offer for all outstanding common shares of the Fund at or close to net asset value (NAV). If more than 50% of the Fund's outstanding common shares are submitted for tender, the Board is requested to cancel the tender offer and take those steps that the Board is required to take to cause the Fund to be liquidated or converted to (or merged with) an exchange traded fund (ETF) or an open-end mutual fund.




             SUPPORTING STATEMENT

Since its IPO on July 28, 2009 through November 30, 2021, the Fund returned 4.88% per year based upon NAV but only 3.94% per year based upon market price. Thus, the discount has cost shareholders almost 1% per year over that time span. Over the past three years, the discount has averaged about 15%. In August 2021, the Board made a modest attempt to narrow the discount by adopting a managed distribution policy but shareholders seeking to sell shares still can only do so at a hefty discount from NAV.

In addition, the Board of Directors has adopted certain arguably illegal anti-takeover measures to insulate itself from shareholders that are unhappy about the Fund's persistently wide discount.

Consequently, we think it is appropriate for the Board to authorize a self-tender offer for the Fund's shares at or close to NAV to afford shareholders an opportunity to sell their shares at a price that is greater than the market price. If a majority of the Fund's outstanding common shares are tendered, that would demonstrate that there is insufficient shareholder support for continuing the Fund in its closed-end format. In that case, we think the tender offer should be cancelled and the Fund should be liquidated or converted into (or merged with) an ETF or an open-end mutual fund.

If you agree that it is time to implement more effective measures to address the Fund's persistent discount, please vote for this (non-binding) proposal.

                   *******

As you can see, we did not delete or change the sentence that you assert is "false or misleading with respect to [a] material fact." We think the anti-takeover measures that the board adopted in October 2020 constitute a factual foundation for it.

                                 Very truly yours,
				 /s/ Phillip Goldstein

				 Phillip Goldstein
				 Chairman